

Mail Stop 3030

April 1, 2009

Rod A. Shipman
President and Chief Executive Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      RE: CPC of America, Inc.
         Form 10-K for the fiscal year ended December 31, 2008
         Filed on March 16, 2009
         Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and
         September 30, 2008
         File No. 000-24053

Dear Mr. Shipman:

      We have reviewed your responses dated March 13, 2009 and March 24, 2009 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

Management's Report on Internal Control over Financial Reporting

1.   Please tell us how you considered the errors in your financial statements related to the calculation of the beneficial conversion features that required an amendment to your March 31, and June 30, 2008 Forms 10-Q in concluding that there are no material weaknesses in your internal control over financial reporting at December 31, 2008 and that your internal control over financial reporting is effective at that date. Please tell us what impact, if any, the restatement had on your conclusion regarding the effectiveness of internal control over financial reporting at the end of your fiscal year. Refer to Rule 1.02 of Regulation S-X and PCAOB Auditing Standard No. 5.

2.   We note your disclosure that your independent registered public accountants audited your assessment of ICFR. Further, we note on page 21 that your independent registered public accounting firm included an opinion on both management's assessment of ICFR and on the effectiveness of your ICFR. Please note that under Release No. 33-8809, which was effective August 27, 2007, your auditor is no longer required to separately express an opinion concerning management's assessment of the effectiveness of the company's ICFR, and only a single opinion on the effectiveness of ICFR is required by the auditor in its attestation report on ICFR. Further, in future filings and consistent with Item 308(a)(4) of Regulation S-K you should include a statement that the registered public accounting firm which audited the financial statements included in your Form 10-K has also issued an attestation report on your internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, page 21

3.   We note that the second paragraph of the auditor's report is not consistent with the requirement of paragraph 85(h) of AS 5. For example, (i) there is no statement that the audit includes assessing the risk that a material weakness exists; (ii) the statement regarding testing and evaluating the design and operating effectiveness of internal control does not also state that it is 'based on the assessed risk'; and (iii) the company added a statement regarding assessing management's assessment. In future filings please have your auditors include a report on internal control over financial reporting that complies with Auditing Standard 5 issued by the PCAOB, including paragraph 85 thereof.

Evaluation of Disclosure Controls and Procedures

4.   We note your disclosure that management maintains disclosure controls and procedures designed to ensure that information you are required to disclose in the reports you file with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. This definition of disclosure controls and procedures is not consistent with the definition provided in Rule 13a-15(e) of the Exchange Act. Please revise future filings so that the definition of disclosure controls and procedures is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures set forth in Rule 13a-15(e).

Amendment No. 1 to Form 10-Q for the quarter ended June 30, 2008

Financial Statements

5.   We note the restated financial statements included in the amendments to the Forms 10-Q. Please discuss your considerations of, and conclusions on, the need to file a Form 8-K under Item 4.02(a) which is required when the company concludes that any previously issued financial statements should no longer be relied upon because of an error in the financial statements.

Exhibit 31.1

6.   We note that the certification of your Chief Financial Officer included in your Form 10-Q/A for the period ended June 30, 2008 is not dated. Consistent with Item 601(B)(31) of Regulation S-K and Rule 12b-15, please further amend the filing to include a currently dated and signed certification. Your amendment should be currently dated and signed and include all sections of the Form 10-Q.

Form 10-Q for the fiscal quarter ended September 30, 2008

7.   Please revise your planned amendment to the filing to address the above comments.

PRE 14A filed March 27, 2009

Item 11. Executive Compensation, page 23

8.   The Compensation Discussion and Analysis section should be a narrative at the beginning of your compensation disclosure, putting into perspective the tables that follow. Refer to Section II.B.1 of Securities Act Release No. 33-8765. Your current format includes your summary compensation table prior to your Compensation Discussion and Analysis. Please revise your future filings, as

Rod A. Shipman
CPC of America, Inc.
April 1, 2009
Page 4

applicable, so that your Compensation Discussion and Analysis immediately precedes these tables.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Staff Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant

cc: Daniel K. Donahue, Esq.